IMC Supports Israeli Government Action

Towards Cannabis Decriminalization

Toronto, Canada and Glil Yam, Israel, June 10, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE: IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to express its support for the Israeli government's plans to advance legislation on non-discrimination between medical and recreational cannabis users.

The Israeli government will develop legislation that introduces reforms to increase access to medical cannabis and a framework that includes: cannabis to be permitted for those over the age of 21, excluding those in security-related occupations; prohibiting driving under the influence of cannabis; and limitations on advertising cannabis. Additionally, other public figures in Israel have called for easing of enforcement laws against cannabis use.

"We are indeed strong supporters of government efforts towards increasing access to cannabis for Israeli adults. We applaud the proposed framework and sincerely believe that reforms on cannabis use will serve Israelis very well over the long-term. IMC is very well positioned for reform in the Israeli cannabis market given our team's operating track record over the last ten years and our brand's reputation for quality, consistency and purity," said Oren Shuster Chief Executive Officer of IMC.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the nature and timing of any reforms in the Israeli cannabis market based on the joint statement by the Israeli government, IMC's brand position in the cannabis market in Israel, and IMC's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca